UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated July 30, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming reports second quarter and first half 2026 financial results and revises year-end guidance; strong Joenja momentum and near-term clinical readouts to support broader therapeutic use

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: July 30, 2026

For investor audiences and media only
Pharming reports second quarter and first half 2026 financial results and revises year-end guidance; strong Joenja momentum and near-term clinical readouts to support broader therapeutic use

•Second quarter 2026 total revenues decreased by 3% to US$90.2 million, compared to the second quarter 2025
•RUCONEST® revenue was US$72.3 million, a 10% decrease compared to the second quarter 2025 and a 24% increase compared to the first quarter 2026, with active patient base 93% of year-ago and strong new patient enrollments
•Joenja® revenue was US$17.9 million, a 40% increase compared to the second quarter 2025, reflecting continued strong U.S. and international growth, with first European launch in Germany after quarter-end
•Second quarter operating profit amounted to US$1.3 million compared to US$10.8 million in the second quarter 2025, impacted by manufacturing-related inventory impairments, lower revenue and France site closure
•Plans to report clinical data with leniolisib in significantly larger CVID patient populations in the fourth quarter 2026
•Updates 2026 total revenue guidance to US$375 million - US$395 million, reflecting a US$30 million reduction, and improves operating expense guidance by US$15 million to US$315 million - US$320 million
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, July 30, 2026: Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the second quarter and first half year ended June 30, 2026.

Chief Executive Officer, Fabrice Chouraqui, commented:
“While we have lowered our full-year revenue guidance, we are encouraged by the resilience of RUCONEST, a year after the launch of the first oral on-demand HAE treatment. The active patient base remained at 93% of year ago levels, and RUCONEST continues to be a cornerstone on-demand treatment for high-burden HAE patients. Supported by strong new patient enrollments in the second quarter, we expect RUCONEST revenues to stabilize and return to growth during the second half of 2026.

Joenja (leniolisib) continued to build momentum in APDS, supported by expansion into additional geographies. Beyond APDS, we are encouraged by the potential for leniolisib in broader populations with primary immunodeficiencies, including CVID, where the PI3Kδ pathway is seen as a key driver of immune dysregulation, and we look forward to reporting data from two clinical trials in the fourth quarter of 2026.

As we continue to implement a more disciplined operating model, reflected in our improved full-year operating expense guidance, Pharming is evolving into a more diversified rare disease company with a high-value pipeline that has the potential to materially increase our scale and strengthen our long-term growth profile.”

Second quarter and first half 2026 highlights
Commercialized assets
RUCONEST marketed for the treatment of acute HAE attacks
RUCONEST revenue in the second quarter of 2026 was US$72.3 million, a 10% decrease compared to the second quarter of 2025 and a 24% increase compared to the first quarter of 2026. Revenue for the first half of 2026 was US$130.7 million, a 12% decrease compared to the same period in 2025.

RUCONEST revenue in the current quarter compared to the second quarter of 2025 was impacted by market dynamics in the U.S. (reducing revenue by 6%), inventory drawdowns at U.S. specialty pharmacy customers, and the completion of the planned withdrawal from non-U.S. markets.

With its differentiated efficacy, reliability and rapid onset of action via IV administration, RUCONEST remains a trusted on-demand treatment option for high-burden patients experiencing more severe or frequent attacks who have failed other on-demand medications, despite increasing competition. The overwhelming majority of RUCONEST patients remain on therapy with the active patient base at 93% of year ago levels. Notably, we achieved a significant increase in new patient enrollments and continued to add new prescribers in the current quarter, indicating continued physician confidence and improvement in underlying performance.

Joenja (leniolisib) marketed for the treatment of APDS
Joenja revenue increased to US$17.9 million in the second quarter of 2026, a 40% increase compared to the second quarter of 2025. Revenue for the first half of 2026 was US$32.0 million, a 37% increase compared to the same period in 2025.

Year-over-year revenue growth in the current quarter was driven by a strong increase in patients on paid therapy in the U.S., inventory normalization at U.S. specialty pharmacy customers following greater drawdowns in the first quarter, and increased demand in international markets.

The U.S. market contributed 86% of second quarter revenues, while the EU and Rest of World contributed 14%.

As of June 30, 2026, 132 patients were on paid therapy in the U.S., representing a 16% increase from the 114 patients at the end of the second quarter of 2025 and an increase of 5 patients during the quarter.

APDS patient finding
As of June 30, 2026, we have identified 1,042 diagnosed APDS patients of all ages globally, including 298 patients in the U.S. and 387 in core markets outside of the U.S. Of the identified patients in the U.S., 198 patients are 12 years of age or older and currently eligible for treatment with Joenja, while 60 are between 4 and 11 years of age.

Joenja (leniolisib) development
Leniolisib for APDS

As of June 30, 2026, there are 188 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a paid access program.

Pediatric label expansion
On June 4, 2026, we announced that the U.S. Food and Drug Administration (FDA) had accepted our resubmitted supplemental New Drug Application (sNDA) seeking approval for Joenja as a treatment for children aged 4 to 11 years with APDS. Following the Complete Response Letter (CRL) received on January 30, 2026, and a subsequent Type A meeting with the FDA on March 26, 2026, the resubmission seeks approval of 40 mg and 50 mg twice-daily dosing for pediatric patients weighing 27 kg or more, who represent a meaningful proportion of the identified pediatric patient population. The FDA has assigned a Prescription Drug User Fee Act (PDUFA) target action date of October 24, 2026.

We plan to submit a separate sNDA in the coming days, seeking approval for lower doses in patients weighing 13 - 27 kg.

Japan
We expect to launch Joenja for the treatment of APDS in adult and pediatric patients aged 4 years and older in the third quarter of 2026.

European Economic Area (EEA)
On May 22, 2026, we announced that the European Commission (EC) had granted Marketing Authorization for Joenja as the first and only approved treatment of APDS in adult and pediatric patients 12 years of age and older. Joenja was commercially launched in Germany on July 1, 2026, marking the first European launch following EC approval, with additional launches anticipated pending completion of national reimbursement negotiations.

Other countries
On July 8, 2026, Joenja was approved by Health Canada for the treatment of APDS in adult and pediatric patients 12 years of age and older.

On July 10, 2026, Joenja was approved by the South Korea Ministry of Food and Drug Safety for the treatment of APDS in adult and pediatric patients 12 years of age and older.

Leniolisib for additional primary immunodeficiencies (PIDs)
Two Phase II clinical trials are evaluating leniolisib for additional primary immunodeficiencies (PIDs) with immune dysregulation, including genetically identifiable PIDs linked to altered PI3Kδ signaling and common variable immunodeficiency or CVID, which represent substantially larger patient populations than APDS. Patient enrollment in both clinical trials is complete and we anticipate trial read-outs in the fourth quarter of 2026, consistent with prior guidance. The PI3Kδ pathway is seen as a key driver of immune dysregulation in many PIDs, and we currently anticipate conducting a single registrational Phase III trial in the broader CVID indication, incorporating patient populations from both studies.

A presentation at the 2026 Annual Meeting of the Clinical Immunology Society (CIS), which took place May 6-9, included clinician expanded access experience with leniolisib to treat immune dysregulation in patients with CVID and CVID-like disorders. Clinician-reported outcomes demonstrated improvements, with no progression, in clinical manifestations of immune dysregulation as well as improvements in patients’ quality of life.

Other events
As we continue to improve operating efficiency in line with our strategy, we have decided to close our production-support site in Évry, France, with the closure expected to take effect in the fourth quarter of 2026. As a result, we recognized a one-time charge in the current quarter to reflect the estimated costs associated with the planned closure.

Financial Summary

Consolidated Statement of Income	2Q 2026	2Q 2025	1H 2026	1H 2025
Amounts in US$m except per share data
Total Revenues	90.2	93.2	162.7	172.3
Cost of sales	(14.5)	(9.0)	(21.2)	(17.3)
Gross profit	75.7	84.2	141.5	155.0
Other income	1.4	1.8	1.8	2.2
Research and development	(32.3)	(23.7)	(57.8)	(44.8)
General and administrative	(14.9)	(20.5)	(30.2)	(43.0)
Marketing and sales	(28.6)	(31.0)	(58.9)	(65.6)
Other Operating Costs	(75.8)	(75.2)	(146.9)	(153.4)
Operating profit (loss)	1.3	10.8	(3.6)	3.8
Finance result (net) and share of result in associates	1.8	(3.7)	1.9	(8.5)
Profit (loss) before tax	3.0	7.1	(1.7)	(4.7)
Income tax credit (expense)	(1.4)	(2.5)	(1.9)	(5.6)
Profit (loss) for the period	1.6	4.6	(3.6)	(10.3)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	0.003	0.007	(0.005)	(0.015)
Diluted, attributable to equity holders of the parent (US$)	0.002	0.006	(0.005)	(0.015)

Segment information - Revenues	2Q 2026	2Q 2025	1H 2026	1H 2025
Amounts in US$m
Revenue - RUCONEST (US)	72.0	79.6	130.2	146.2
Revenue - RUCONEST (EU and RoW)	0.3	0.8	0.4	2.8
Total Revenues - RUCONEST	72.3	80.4	130.7	149.0
Revenue - Joenja (US)	15.4	11.8	26.9	21.3
Revenue - Joenja (EU and RoW)	2.5	1.0	5.1	2.0
Total Revenues - Joenja	17.9	12.8	32.0	23.3

Total Revenues - US	87.4	91.4	157.1	167.5
Total Revenues - EU and RoW	2.8	1.8	5.5	4.8

Total Revenues	90.2	93.2	162.7	172.3

Consolidated Balance Sheet	June 30, 2026	December 31, 2025
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	159.5	181.1
Current assets	280.7	299.5
Total assets	468.0	500.0
Current liabilities	93.2	115.8
Shareholders' equity	270.5	277.1
Figures may not add up due to rounding.

Financial highlights
Second quarter 2026
For the second quarter of 2026, total revenues decreased by US$3.0 million, or 3%, to US$90.2 million, compared to US$93.2 million in the second quarter of 2025. RUCONEST revenues amounted to US$72.3 million, a 10% decrease compared to the second quarter of 2025. The decrease in RUCONEST® revenues was primarily driven by a decrease in volume. Joenja revenues amounted to US$17.9 million in the second quarter of 2026, a 40% increase compared to the second quarter of 2025. This increase in Joenja revenues was primarily driven by an increase in volume.

Gross profit decreased by US$8.5 million, or 10%, to US$75.7 million, compared to US$84.2 million in the second quarter of 2025, mainly due to manufacturing-related impairments of inventory (US$4.9 million) and the decrease in revenues.

The operating profit amounted to US$1.3 million compared to US$10.8 million in the second quarter of 2025. Excluding US$4.9 million in one-time manufacturing-related impairments of inventory and US$1.7 million in expenses associated with the planned closure of the production-support site in Évry, France, adjusted operating profit1 in the second quarter 2026 amounted to US$7.9 million. Excluding US$2.1 million of non-recurring Abliva acquisition-related expenses, adjusted operating profit in the second quarter 2025 amounted to US$12.9 million. The operating result was primarily impacted by manufacturing-related impairments of inventory and a decrease in revenues, while operating expenses remained similar to the second quarter of 2025.

The finance result (net) and share of result in associates amounted to a gain of US$1.8 million compared to a loss of US$3.7 million in the second quarter of 2025. This improvement was mainly driven by favorable EUR/USD exchange rate movements, resulting in a foreign currency gain of US$2.9 million in 2026, compared to a loss of US$1.9 million in the second quarter of 2025.

The Company had a net profit of US$1.6 million, compared to US$4.6 million in the second quarter of 2025. The effect of the aforementioned drivers was partially offset by a favorable change in the net finance result.

Cash used in operations amounted to US$9.7 million, compared to US$11.7 million cash generated from operations in the second quarter of 2025. Cash and cash equivalents, restricted cash and marketable securities decreased from US$171.8 million at the end of first quarter of 2026 to US$159.5 million at the end of the second quarter of 2026, primarily driven by unfavorable working capital movements, mainly a decrease in trade and other payables and an increase in inventories, as well as income tax payments, partially offset by collections of trade and other receivables.

First half year 2026
Total revenues decreased 6% during the first half of 2026 to US$162.7 million, compared to US$172.3 million during the first half of 2025. For the first half of 2026, total RUCONEST revenues were 12% lower at US$130.7 million, compared to revenues of US$149.0 million for the first half of 2025. The decrease in RUCONEST revenues was primarily driven by a decrease in volume. Joenja revenues amounted to US$32.0 million in the first half of 2026, a 37% increase compared to the first half of 2025. This increase in Joenja revenues was primarily driven by an increase in volume.

1 Adjusted Operating Profit is a non-IFRS measure used by management to assess underlying operating performance and provides additional insight into the Company's core operating profitability. It excludes certain non-core items.

Gross profit decreased by US$13.5 million, or 9%, to US$141.5 million, compared to US$155.0 million in the first half of 2025, mainly due to the decrease in revenues and manufacturing-related impairments of inventory (US$4.9 million). Further details on revenue and gross profit segmentation is provided in Note 7. Segment information in the Notes to the condensed consolidated interim financial statements of this press release.

The operating loss amounted to US$3.6 million compared to an operating profit of US$3.8 million in the first half of 2025. Excluding US$4.9 million in one-time manufacturing-related impairments of inventory and US$1.7 million in expenses associated with the planned closure of the production-support site in Évry, France, adjusted operating profit in the first half 2026 amounted to US$3.0 million. Excluding US$9.9 million of non-recurring Abliva acquisition-related expenses, adjusted operating profit in the first half 2025 amounted to US$13.7 million. The deteriorated operating result was primarily driven by a decrease in revenues and manufacturing-related impairments of inventories in 2026.

The finance result (net) and share result in associates amounted to a gain of US$1.9 million compared to a loss of US$8.5 million in the first half of 2025. This improvement was mainly driven by favorable EUR/USD exchange rate movements, resulting in a foreign currency gain of US$5.3 million in the first half year of 2026, compared to a loss of US$4.5 million in the first half year of 2025.

The Company had a net loss of US$3.6 million, compared to a net loss of US$10.3 million in the first half of 2025. In addition to the aforementioned drivers, the net result was positively impacted by a lower tax expense of US$1.9 million compared to US$5.6 million in the first half of 2025.

Cash used in operations amounted to US$7.7 million, compared to US$12.0 million of cash generated from operations in the first half of 2025. Cash and cash equivalents, restricted cash and marketable securities decreased by US$21.6 million to US$159.5 million from US$181.1 million at the end of 2025, primarily driven by negative working capital movements, increased income tax payments and US$12.3 million settlement of the lease liability following the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands.

Outlook/Summary
For 2026, the Company anticipates:

•Total revenues between US$375.0 million and US$395.0 million (0% to 5% growth), updated to reflect a US$30 million reduction compared with prior guidance.
•Total operating expenses between US$315.0 million and US$320.0 million (1% to 3% growth), including over US$40 million incremental R&D investment to advance the pipeline and US$9 million structural G&A cost reductions based on the plan announced in October 2025, reflecting an improvement of US$15 million from prior guidance.
•RUCONEST revenue stabilization and return to growth during second half of 2026, and significant and accelerating annual Joenja U.S. and ex-U.S. growth.
•Additional regulatory approvals and commercial launches for leniolisib for APDS patients 12 years of age or older and for pediatric label expansion in key global markets.
•Top-line data readouts for the two ongoing leniolisib Phase II clinical trials in PIDs with immune dysregulation, including CVID, to expand the asset’s addressable patient population.
•Completion of enrollment in the pivotal FALCON clinical study for napazimone (KL1333) in mitochondrial DNA-driven primary mitochondrial diseases.
•Enhancing capital efficiency to drive growth and build a leading global rare disease company.

•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2026 is provided.

Trademarks
Joenja® and RUCONEST® are registered trademarks owned by or licensed to Pharming Group N.V. or its affiliates.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST/07:30 EDT on Thursday, July 30. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/m35zejc7

Conference call dial-in details:
https://register-conf.media-server.com/register/BId285845cff504c39931913d279f646ea

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2026
3Q 2026 financial results            November 5, 2026

For further public information, contact:
Pharming
Michael Levitan, VP Investor Relations and Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Media Relations
Julia Deutsch (Lyra Strategic Advisory on behalf of Pharming)
E: JDeutsch@lyraadvisory.com

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We develop and commercialize innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with U.S. and European operations.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Responsibility Statement
The Board of Directors of the Company (the “Board”) hereby declares that to the best of its knowledge, the condensed consolidated interim financial statements, which have been prepared in accordance with IAS 34 (interim financial reporting), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and this interim Board report includes a fair review of the information required pursuant to section 5:25d(8) and (9) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Leiden, July 30, 2026

Fabrice Chouraqui, Chief Executive Officer and Executive Director
Richard Peters, Non-Executive Director and Chairman of the Board of Directors
Mark Pykett, Non-Executive Director
Barbara Yanni, Non-Executive Director
Leonard Kruimer, Non-Executive Director
Jabine van der Meijs, Non-Executive Director
Elaine Sullivan, Non-Executive Director

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended June 30, 2026
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
•Condensed consolidated interim statement of cash flow

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (UNAUDITED)
For the period ended June 30

Amounts in US$ ‘000	notes	1H 2026	1H 2025
Revenues	7	162,660	172,315
Costs of sales	9	(21,189)	(17,295)
Gross profit	7	141,471	155,020
Other income	8	1,801	2,232
Research and development		(57,819)	(44,837)
General and administrative		(30,165)	(42,991)
Marketing and sales		(58,886)	(65,619)
Other Operating Costs	9	(146,870)	(153,447)
Operating profit (loss)		(3,598)	3,805
Other finance income	10	7,119	1,263
Other finance expenses	10	(5,403)	(9,785)
Finance result, net		1,716	(8,522)
Share of net profits (loss) in associates using the equity method	12	168	8
Profit (loss) before tax		(1,714)	(4,709)
Income tax credit (expense)	11	(1,861)	(5,629)
Profit (loss) for the period		(3,575)	(10,338)
Attributable to:
Equity holders of the parent		(3,575)	(10,025)
Non-controlling interests		—	(313)

Earnings per share
Basic earnings per share (US$)	18	(0.005)	(0.015)
Diluted earnings per share (US$)	18	(0.005)	(0.015)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
For the period ended June 30

Amounts in US$ ‘000	1H 2026	1H 2025
Profit (loss) for the period	(3,575)	(10,338)
Currency translation differences	(8,433)	26,148
Items that may be subsequently reclassified to profit or loss	(8,433)	26,148
Other comprehensive income (loss), net of tax	(8,433)	26,148
Total comprehensive income (loss) for the period	(12,008)	15,810
Attributable to:
Equity holders of the parent	(12,008)	16,123
Non-controlling interests	—	(313)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

Amounts in US$ ‘000	notes	June 30, 2026	December 31, 2025
Non-current assets
Intangible assets		128,082	135,538
Property, plant and equipment		6,425	7,233
Right-of-use assets		14,058	16,738
Long-term prepayments		92	94
Deferred tax assets	13	28,838	31,017
Investment accounted for using the equity method	12	2,055	1,944
Investment in debt instruments designated as at FVTPL	12	6,520	6,703
Restricted cash		1,225	1,227
Total non-current assets		187,295	200,495
Current assets
Inventories	14	65,428	64,902
Trade and other receivables		56,980	54,704
Restricted cash		—	761
Marketable securities	15	—	33,796
Cash and cash equivalents	15	158,281	145,305
Total current assets		280,689	299,469
Total assets		467,984	499,963
Equity
Share capital		8,081	8,009
Share premium		520,312	513,257
Other reserves		20,342	28,819
Accumulated deficit		(278,245)	(272,983)
Total equity	16	270,490	277,102
Non-current liabilities
Convertible bonds	17	92,401	92,719
Lease liabilities		11,848	14,351
Total non-current liabilities		104,249	107,070
Current liabilities
Convertible bonds	17	5,469	5,336
Provisions		1,878	1,187
Trade and other payables		82,321	105,899
Lease liabilities		3,577	3,369
Total current liabilities		93,245	115,791
Total equity and liabilities		467,984	499,963

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the period ended June 30

		Attributable to equity holders of the parent
Amounts in US$ ‘000	notes	Share capital	Share premium	Other reserves	Accumulated deficit	Subtotal	Non-controlling interests	Total equity
Balance at January 1, 2025		7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period		—	—	—	(10,025)	(10,025)	(313)	(10,338)
Other comprehensive income (loss) for the period		—	—	26,148	—	26,148	—	26,148
Total comprehensive income (loss) for the period		—	—	26,148	(10,025)	16,123	(313)	15,810
Movement in reserves	16	—	—	(31)	31	—	—	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(209)	(209)	—	(209)
Share-based compensation		—	—	—	6,052	6,052	—	6,052
Options exercised / LTIP shares issued		52	2,863	—	(4,273)	(1,358)	—	(1,358)
Acquisition of a subsidiary		—	—	—	—	—	6,133	6,133
Acquisition of non-controlling interests		—	—	—	(2,118)	(2,118)	(5,820)	(7,938)
Total transactions with owners, recognized directly in equity		52	2,863	(31)	(517)	2,367	313	2,680
Balance at June 30, 2025		7,821	491,853	25,908	(286,031)	239,551	—	239,551

Balance at January 1, 2026		8,009	513,257	28,819	(272,983)	277,102	—	277,102
Profit (loss) for the period		—	—	—	(3,575)	(3,575)	—	(3,575)
Other comprehensive income (loss) for the period		—	—	(8,433)	—	(8,433)	—	(8,433)
Total comprehensive income (loss) for the period		—	—	(8,433)	(3,575)	(12,008)	—	(12,008)
Movement in reserves	16	—	—	(44)	34	(10)	—	(10)
Income tax expense from excess tax deductions related to share-based payments		—	—	—	248	248	—	248
Share-based compensation		—	—	—	6,575	6,575	—	6,575
Options exercised / LTIP shares issued		71	7,056	—	(8,545)	(1,418)	—	(1,418)
Total transactions with owners, recognized directly in equity		71	7,056	(44)	(1,688)	5,395	—	5,395
Balance at June 30, 2026		8,081	520,312	20,342	(278,245)	270,490	—	270,490

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)
For the period ended June 30

Amounts in $’000	1H 2026	1H 2025
Profit (loss) before tax	(1,714)	(4,709)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	6,154	5,284
Equity settled share based payments	6,575	6,052
Loss (gain) on disposal of leases	38	(10)
Impairments of inventories²	5,990	3,742
Other finance income	(7,119)	(1,263)
Other finance expenses	5,371	9,650
Share of net losses (gains) in associates using the equity method	(168)	(8)
Operating cash flows before changes in working capital	15,127	18,738
Changes in working capital:
Inventories²	(7,256)	(4,051)
Trade and other receivables	1,320	2,359
Payables and other current liabilities	(13,159)	1,031
Provisions	691	—
Restricted cash	709	(3,052)
Total changes in working capital	(17,695)	(3,713)

Interest received	1,266	1,273
Income taxes received (paid)	(6,404)	(4,323)
Net cash flows generated from (used in) operating activities	(7,706)	11,975

Capital expenditure for property, plant and equipment	(321)	(410)
Investment intangible assets	—	(6)
Investment in associates using the equity method	—	(429)
Purchases of marketable securities	(102,646)	—
Proceeds from sale of marketable securities	18,124	84,967
Acquisition of a subsidiary, net of cash acquired	—	(57,476)
Net cash flows generated from (used in) investing activities	(84,843)	26,646

Payment of lease liabilities	(13,894)	(1,781)
Interests on lease liabilities	(242)	(562)
Interests on convertible bonds	(2,630)	(2,450)
Exercise of share-based compensation awards	5,098	1,287
Acquisition of non-controlling interests	—	(5,970)
Net cash flows generated from (used in) financing activities	(11,668)	(9,476)

Increase (decrease) of cash	(104,217)	29,145
Exchange rate effects	(603)	8,002
Effect of reclassification of money market funds to cash equivalents (see note 15)	117,796	—
Cash and cash equivalents at January 1	145,305	54,944

Total cash and cash equivalents at June 30	158,281	92,091
2 Comparative presentation updated for consistency.

Notes to the condensed consolidated interim financial statements
For the period ended June 30, 2026

1.Company information
Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

Pharming Group N.V. is a global biotechnology company that develops and commercializes innovative therapies for rare and ultra-rare diseases with significant unmet need. We focus on immunological and genetic conditions where our scientific and commercial expertise can help advance care over the long term.

2.Statement of compliance
The consolidated interim financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with International Accounting Standard IAS 34, Interim financial reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 29, 2026.

The published figures in these condensed consolidated interim financial statements are unaudited.

3.Accounting policies
Accounting policies are consistent with those of the financial statements for the year ended December 31, 2025. The following exchange rates have been applied:

Applied exchange rates	June 30, 2026	Average 1H 2026	December 31, 2025	Average 1H 2025
EUR/USD	1.1394	1.1687	1.1713	1.0889
AUD/USD	0.6887	0.7017	0.6699	0.6322
GBP/USD	1.3221	1.3458	1.3455	1.2992
SEK/USD	0.1027	0.1084	0.1083	0.0981

4.Estimates and judgements
The preparation of interim financial statements in conformity with IAS 34 and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2025.

5.Going concern
In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations
Seasonality has no material impact on Company’s interim financial statements.

7.Segment information
Operating segments are components of the Company that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Executive Members of the Board of Directors are considered the CODM.

CODM reviews the Company’s results under four operating segments based on a combination of the products that the Company has launched - RUCONEST and Joenja, and the main geographies where sales are consummated - focused on the US and reporting, in aggregate, EU and Rest of the World (“RoW”). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.

The CODM reviews revenues and gross profit to assess the performance of their operating segments, which are the sole performance measures on segment level which are provided regularly to the CODM. No other information, such as operating expenses, assets or other performance indicators on segment level are provided regularly to the CODM.

Total revenues and gross profit per each operating and reportable segment for the period ended June 30 are:

Amounts in US$ ‘000	1H 2026			1H 2025
	RUCONEST	Joenja	Total	RUCONEST	Joenja	Total
Revenues:
US	130,225	26,944	157,169	146,244	21,272	167,516
EU and RoW	439	5,052	5,491	2,759	2,040	4,799
Total revenues	130,664	31,996	162,660	149,003	23,312	172,315

Gross profit:
US	112,971	23,472	136,443	134,211	18,448	152,659
EU and RoW	176	4,852	5,028	340	2,021	2,361
Total gross profit	113,147	28,324	141,471	134,551	20,469	155,020
There are no intersegment sales.

8.Other income
Other income decreased by US$0.4 million in the first half of 2026 to US$1.8 million as compared to US$2.2 million the first half of 2025.

9.Expenses by nature
Costs of sales

Amounts in US$ ‘000	1H 2026	1H 2025
Cost of inventories recognized as expenses	(12,681)	(13,199)
Royalty fees	(3,361)	(2,421)
Inventory impairments	(5,147)	(1,675)
Total	(21,189)	(17,295)

Costs of inventories recognized as expenses in the first half year of 2026 were US$12.7 million versus US$13.2 million for the first half of 2025 and relates to actual product sales of RUCONEST and Joenja.

Pharming expensed royalty fees to Novartis on Joenja sales, amounting to US$3.4 million in the first half of 2026 (first half of 2025: US$2.4 million).

Inventory impairments amounted to US$5.1 million (1H 2025: US$1.7 million) and stems from the valuation of the inventories against lower net realizable value and mainly relates to material no longer expected to be used for commercial sales.

Other operating costs
Other operating costs decreased to US$146.9 million in the first half of 2026 compared to US$153.4 million in the first half year of 2025.

Employee benefits are charged to research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided. Employee benefits of production related employees have been included in the value of inventories.

Depreciation and amortization charges amounted to US$6.0 million in the first half of 2026 compared to US$5.3 million the first half year of 2025, and related to the following:

Amounts in US$ ‘000	1H 2026	1H 2025
Property, plant and equipment	(616)	(650)
Right-of-use assets	(1,494)	(1,475)
Intangible assets	(3,860)	(3,159)
Total	(5,970)	(5,284)

10.Finance income (expenses)

Amounts in US$ ‘000	1H 2026	1H 2025
Foreign currency results	5,303	—
Interest income	1,816	1,263
Other finance income	7,119	1,263
Foreign currency results	—	(4,549)
Fees and expenses on repayment and issuance convertible bonds	—	—
Amortization and interest on convertible bonds	(5,179)	(4,586)
Interest leases	(192)	(516)
Other finance expenses	(32)	(136)
Other finance expenses	(5,403)	(9,787)
Total other finance income and expenses	1,716	(8,524)

Foreign currency results primarily reflect movements in the EUR/USD exchange rate. The strengthening of the U.S. dollar against the euro during the first half of 2026 (compared with a weakening during the first half of 2025) generated foreign exchange gains. These gains were mainly attributable to the revaluation of the U.S. dollar-denominated cash and marketable securities balances held by euro functional currency entities and euro-denominated monetary assets and liabilities held by the U.S. dollar functional currency entity.

Interest income increased compared with the first half of 2025 due to a higher average balance of cash and marketable securities following the completion of the Abliva acquisition in the first half of 2025, as well as higher effective yields earned on cash and cash equivalents.

11.Income tax (expenses)
Income tax expenses are recognized in each interim period based on the best estimate of the weighted average annual effective income tax rate expected for the full financial year.

12.Investments
Investments accounted for using the equity method
The asset relates to an investment in the ordinary shares of BioConnection Investments B.V. (“BioConnection”). In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated. Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholder’s agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment.

The carrying amount of this investment has changed as follows:

Amounts in US$ ‘000	Period to June 30, 2026	Period to December 31, 2025
Balance at January 1	1,944	466
Share in net profit (loss) for the period	168	623
Equity contribution	—	739
Currency translation	(57)	116
Balance at end of period	2,055	1,944

Investment in debt instruments designated as at FVTPL
The asset relates to the preference share in BioConnection Investments B.V. The Board of Directors made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value is calculated on a yearly basis using the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework. No events or matters are known as of the date of this report which would lead to a significant impact in the fair value of the asset, compared to December 31, 2025.

The carrying amount of this investment has changed as follows:

Amounts in US$ ‘000	Period to June 30, 2026	Period to December 31, 2025
Balance at January 1	6,703	3,767
Fair value changes	—	2,345
Currency translation	(183)	591
Balance at end of period	6,520	6,703

13.Deferred tax assets
The deferred tax assets decreased mainly due to foreign exchange effects and changes in temporary differences.

14.Inventories
Inventories include batches of Joenja and RUCONEST and related work in progress.

Amounts in US$ ‘000	June 30, 2026	December 31, 2025
Finished goods	16,406	18,214
Work in progress	49,022	46,688
Balance at end of period	65,428	64,902

Changes in the adjustment to net realizable value:

Amounts in US$ ‘000	Period to June 30, 2026	Period to December 31, 2025
Balance at January 1	(13,060)	(8,663)
Addition to impairment	(6,195)	(6,193)
Release of impairment	206	538
Usage of impairment	2,011	2,522
Currency translation	455	(1,264)
Balance at end of period	(16,583)	(13,060)

The inventory valuation at June 30, 2026, of US$65.4 million (December 31, 2025: US$64.9 million) is stated net of an impairment of US$16.6 million (December 31, 2025: US$13.1 million). The impairment relates to the write down of inventories to their net realizable value.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment. The costs of materials used in research and development activities are presented under the research and development costs.

The main portion of inventories at June 30, 2026, have expiration dates starting beyond 2026 and are all expected to be sold and/or used before expiration.

15.Cash, cash equivalents and marketable securities

Amounts in US$ ‘000	June 30, 2026	December 31, 2025
Investments in money market funds	—	33,796
Marketable securities	—	33,796
Cash held at banks	60,007	145,305
Investments in money market funds	98,274	—
Cash and cash equivalents	158,281	145,305
Total liquidity	158,281	179,101

Since April 1, 2026, the marketable securities are considered to be cash equivalents as they are managed from that date as part of the Group’s total liquidity position and are held to meet potential short-term cash commitments rather than for investment purposes. The money market funds consist of LVNAV money market funds regulated under the EU Money Market Fund Regulation, which imposes liquidity, maturity, diversification and credit quality requirements broadly comparable to those applicable to SEC Rule 2a‑7 money market funds. The carrying value includes accrued interest of US$0.3 million as of June 30, 2026 (December 31, 2025: US$0.1 million).

Cash is free at disposal of the Company.

16.Equity
The Company’s authorized share capital amounts to €10.56 million (US$12.0 million) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. All 707,781,240 shares outstanding at June 30, 2026, have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.

Please refer to the Condensed consolidated interim statement of changes in Equity.

The other reserves are made up as shown in the below table.

Amounts in US$ ‘000	Legal reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Reserve Convertible bond	Total
Balance at January 1, 2025	(12,510)	76	12,225	(209)
Movement in the period	26,148	(31)	—	26,117
Balance at June 30, 2025	13,638	45	12,225	25,908

Balance at January 1, 2026	14,941	44	13,835	28,819
Movement in the period	(8,057)	(44)	(377)	(8,477)
Balance at June 30, 2026	6,884	—	13,458	20,342

17.Convertible bonds
In April 2024, the Company issued €100.0 million (US$113.9 million, based on the EUR/USD exchange rate as of June 30, 2026) aggregate principal amount of 4.50% convertible bonds due 2029.

The movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to June 30, 2026	Period to December 31, 2025
Balance at January 1	98,055	82,399
Interest paid (cash flow)	(2,630)	(5,067)
Amortization	4,230	8,752
Accrued interest	949	933
Currency translation	(2,734)	11,038
Carrying value at end of period	97,870	98,055

18.Earnings per share and diluted shares
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share in the case of a profit is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss, the diluted earnings per share are equal to the basic earnings per share. For 1H 2026 and 1H 2025, the basic and diluted earnings per share are:

	1H 2026	1H 2025
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	(3,575)	(10,025)
Weighted average shares outstanding (in '000)	705,383	677,743
Basic profit (loss) per share (in US$)	(0.005)	(0.015)
Weighted average fully-diluted shares outstanding (in '000)	749,519	744,282
Fully-diluted profit per share (in US$)	(0.005)	(0.015)

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per June 30, 2026 is provided in the table below:

Amounts in '000	December 31, 2025	Shares issued	Other	June 30, 2026
Issued shares	701,680,440	6,100,800	—	707,781,240
RSU	19,853,668	(726,337)	(2,185,735)	16,941,596
Options	8,479,908	(2,758,750)	(60,000)	5,661,158
Convertible bonds	81,492,951	—	—	81,492,951
LTIP	19,636,796	(3,287,161)	3,818,129	20,167,764
Fully-diluted shares	831,143,763	(671,448)	1,572,394	832,044,709
Available for issue	224,856,237	671,448	(1,572,394)	223,955,291
Authorized share capital	1,056,000,000	—	—	1,056,000,000

19.Financial risk management and fair value
Financial risk management
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field. The Group’s exposure to financial risks has not materially changed during the period.

Fair value
The following table provides information on the fair value of financial instruments not measured at fair value as at the reporting date:

	June 30, 2026		December 31, 2025
	Carrying value	Fair value	Carrying value	Fair value
Liabilities:
Convertible Bond (incl. equity component)	111,328	145,807	111,890	157,481
For financial instruments not included in the table above, the carrying amount is a reasonable approximation of fair value.

The following table presents information on the fair value measurement hierarchy of financial instruments measured at fair value:

	June 30, 2026			December 31, 2025
	Level 1	Level 3	Total	Level 1	Level 3	Total
Items measured at fair value:
Money market funds	98,274	—	98,274	33,796	—	33,796
Investments in debt instruments designated as at FVTPL	—	6,520	6,520	—	6,703	6,703

Items for which fair value is disclosed:
Convertible Bond (incl. equity component)	145,807	—	145,807	157,481	—	157,481
Further information on the investments in debt instruments designated as at FVTPL is included in note 12.
During the six-month period ended June 30, 2026, there have been no changes related to the fair value hierarchy. Comparative information was updated for consistency.

20.     Related party transactions
There are no material changes in the nature, scope, and scale in this reporting period compared to last year. More information is included in note 24 to the consolidated financial statements as at and for the year ended December 31, 2025.

21.     Events since the end of the reporting period
There were no significant events since the end of the reporting period.